SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 10, dated April 20, 2005.

                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Capital Research and Management Company

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd         5,223,229
Chase Nominees Ltd              143,804,300
JPM Nominees Ltd                     15,900
State Street Bank & Trust Co.        77,300

Total 149,120,729

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not applicable

8) Percentage of issued class

Not applicable

9) Class of security

Ordinary 50p shares

10) Date of transaction

April 14, 2005

11) Date company informed

April 19, 2005

12) Total holding following this notification

149,120,729

13) Total percentage holding of issued class following this notification

7.99%

14) Any additional information

n/a

15) Name of contact and telephone number for queries

Donald McPherson
Assistant Secretary
01698 396413

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson
Date of notification April 20, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 20, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary